Exhibit (a)(5)(E)

                                                                        SEARS
                                                         Moderator: Alan Lacy
                                                   May 13, 2002/8:30 a.m. CDT
                                                                       Page 1




                                    SEARS

                                 May 13, 2002
                                8:30 a.m. CDT



Coordinator                Ladies and gentlemen, thank you for standing by.
                           Welcome to this morning's Sears Roebuck &
                           Company's conference call. At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session and instructions will be given at that time. As a reminder, this conference is being recorded. I'd now like to turn the call over to Pam White, Vice
                           President of Investor Relations. Ms. White, you may begin.

P. White Thank you operator. Good morning everyone and thanks for being with us on such short notice. Before we begin, I'd like to provide our usual caution that this morning's call contains forward looking statements such as forecasts of business results, expectations about the Company's integration plans and the impact of the acquisition. Actual results may differ materially from those projected in these forward-looking statements. For further information regarding these factors, please see this morning's press release.

                           This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Lands' End. At the time the offer is commenced, Sears will file a tender offer statement with the U.S. Securities & Exchange Commission and Lands' End will file a solicitation recommendation statement with respect to the offer. Investors and Lands' End shareholders are strongly advised to read the tender offer statement including an offer to purchase, letter of transmittal and related tender documents and the related information. These documents will be available at no charge at the SEC's Web site at www.SEC.gov and may also be obtained by calling 1-800-732-7780 and selecting option 3.

                           A reminder that this call is being webcasted. Also, slide presentations supporting this call are available on sears.com and can be downloaded as a PDF file. The call will be archived and available on sears.com for approximately one week. Participating on this call are Alan Lacy, Chairman and Chief Executive Officer; Paul Liska, Executive Vice President and Chief Financial Officer; and Glen Richter, Senior Vice President of Finance. I will now turn the call over to Alan.

A. Lacy Thank you Pam and good morning everybody. I do hope that you do have the webcast going because I've got somewhat of a formal script here to go through that's meant to be used in tandem with the Web cast slides. So I do hope that you do have that part of the media turned on this morning.

                           We're obviously very excited about today's announcement. From an overall perspective, today's announcement represents a very important milestone in the long and distinguished history of Sears Roebuck. As indicated in our press release this morning, we have entered into a definitive agreement to acquire Lands' End at a price of $62 per share or $1.9 billion. This event represents the joining of two very strong and profitable companies with terrific brand names in American retailing.

                           The combination supports the strategic directions of both enterprises, benefits both current and future customers and we anticipate that it will create significant shareholder value. As we have discussed with the financial community over the last several months, we have a clear objective to improve the relevancy, consistency and quality of our softlines offerings. The acquisition of Lands' End represents an important element and step toward achieving this vision. Lands' End is a great fit for Sears. This is a brand with outstanding name recognition and brand equity with customers. The Company has millions of existing customers and has been a leader in the direct to customer catalog and Internet channels.

                           Acquiring Lands' End substantially improves the growth prospects of our Full-line Stores' softlines businesses and significantly expands our direct to customer capabilities. In addition, it provides the opportunity for substantially increased distribution of the very popular Lands' End brand.

                           Lands' End is a brand with a reputation for quality, value and satisfaction guaranteed with 2001 sales of $1.6 billion. They're the largest U.S. specialty apparel catalog company, the number one seller of apparel on the Internet and one of the most popular catalogues in the United States. What really drew us to Lands' End is its authority and high quality classically styled apparel for the family. Lands' End has outstanding capabilities along numerous dimensions.

                           From a merchandising perspective, this Company has strong product development and sourcing capabilities and is well known for high quality products produced according to rigorous manufacturing standards. Customers recognize the value Lands' End products represent.

                           Lands' End is also a leader in the
                           direct-to-customer marketplace. They have innovative Web technology, with features such as product customization, live online customer service and virtual models. The Lands' End Web site was ranked number one for best designed eCommerce site by Forrester Research and was ranked third best eCommerce site by the Wall Street Journal in 2001.

                           We were also very impressed with Lands' End's culture and heritage. Similar to Sears, they stand for satisfaction guaranteed. The Lands' End customer is affluent and well educated. We believe that the Lands' End customer overlaps demographically quite well with the Sears core hardlines customer. Lands' End customers are also very loyal with average spending over $200 per year. Lands' End has a very large existing customer base with over 30 million customers in its file, and their active customer file continues to grow as well.

                           Lands' End represents one of the most important apparel brands in the United States. As you can see from this chart, it compares favorably to some of the best brands in the industry from a revenue perspective. Lands' End has traditionally been a catalog company generating approximately 80% of its revenue through this channel. Increasingly, the Company has been a leader in Internet retailing, which now generates over $300 million in revenue. From a product perspective, approximately 60% or just under $900 million of revenue comes from apparel sales. The Company also has a large specialty business, including home fashions, luggage, furniture and footwear. In addition, the Company has International operations in the U.K., Germany and Japan.

                           Lands' End is a great fit with Sears. The company has a strong heritage and is recognized for its quality, value and satisfaction guarantee. Its performance is strong and has great growth prospects, which we can help accelerate. Lands' End is also a terrific brand. In terms of brand awareness, they ranked number five of 90 men's brands and number eight of 150 women's brands. In regard to quality, Lands' End is ranked number three overall and number two out of 90 men's brands and number six out of 150 women's brands.

                           Clearly, they are a brand which is bigger than what the direct-to-customer distribution alone can capture. Lands' End is a company that has millions of existing customers and has also been a leader in direct-to-customer, catalog and Internet channels. There is significant opportunity by broadening its distribution to retail. The addition of such a quality brand will help to address some of the perception and image issues associated with Sears' existing softlines offerings.

                           Lastly, it is a great fit with our apparel strategy. The acknowledged style, quality and value of Lands' End products fills a much needed dimension of our apparel offering. It compliments and accelerates our numerous efforts to improve our proprietary brand apparel business. Sears has a reputation for high quality, dependable products, representing great values. This has been traditionally exemplified by our strong hardlines proprietary brands such as Craftsman, Kenmore and Die Hard.

                           The acquisition of Lands' End is a terrific benefit to our store as it fits nicely within the apparel strategy that we have talked to you about. It creates a point of differentiation for Sears and is a draw for this business, particularly at the better and best end of our assortment. This doesn't mean we are only going to be a proprietary brand house. National brands remain an important aspect of our strategy and the progress made in recent years will continue. When coupled with national brands, Lands' End will provide a compelling offering to our customers.

                           Lands' End will be primarily our best offering and will compliment our new proprietary brand Covington, which is positioned at the better point on the price quality spectrum. Together, the two brands will provide the better/best customer selection of apparel commensurate with their expectations. Our research suggests that the availability of Lands' End products and Sears stores will be very attractive and convenient for existing Lands' End customers. Importantly, we believe this merchandise will be very compelling to those customers who only shop our hardlines offerings as well to our existing apparel shoppers.

                           We also think that there is significant
                           opportunity to attract new customers to both Sears and Lands' End brands. It is our intention to make the best selling Lands' End apparel products and select other items available at approximately 870 Full-line Stores. This chart graphically depicts and example of how Lands' End will be positioned against our other proprietary brands in women's apparel. The brand will compliment the Covington brand by being positioned as our leading best proprietary product.

                           From an in-store product placement perspective, we will blend Lands' End merchandise into our men's, women's and kid's assortments. We will not have separate Lands' End shops in our stores. We will also allow Lands' End customers to return products to our Full-line Stores for our mutual customers' convenience. The retail pricing of Lands' End product will be consistent with online and catalog pricing at competitive everyday levels. We will fully support the Lands' End brand through our various marketing activities.

                           Being part of Sears is extremely advantageous to Lands' End by providing a broad retail distribution channel to leverage and grow its already substantial brand awareness and brand equity. Ultimately, Lands' End product will be available in all of our approximately 870 Full-line Stores. The exclusive retail availability of Lands' End in Sears stores will put the product within 75 miles of 95% of the U.S. population.

                           Each company operates a leading online commerce operation, each with significant Web site traffic and unparalleled product and service offerings. Both Web sites will contain a link to the other site. Sears will benefit from Lands' End's direct-to-customer expertise more broadly as well.

                           Obviously, no actual integration will occur until regulatory approvals are received and the transaction closes. We will put in place a seasoned and fully resource integration team headed by senior members of the Sears and Lands' End management. The core Lands' End business is to remain intact. Lands' End is a high quality national brand. We want Lands' End to be Lands' End. Dodgeville Wisconsin will remain the hometown and headquarters and Sears will maintain the quality, style and character of Lands' End products and culture as well as the strong relationships it enjoys with its customers.

                           Lands' End CEO, David Dyer, will continue to lead Lands' End and will report directly to me. He will also assume responsibility for Sears Roebuck's Customer Direct business including sears.com and our specialty catalog business. Lands' End senior management team will be an important component in the building and integration of the business. As a result, the organization structure will remain largely unchanged allowing management to stay focused on the core operations of the business.

                           There are some cost synergies in this acquisition. Some examples would include product sourcing and paper savings. We will finalize the integration plan over the next several months. Key items will be available in select stores for the holiday season will a full roll out of merchandise in stores by the fall of 2003. Sears' stores will carry the most popular assortment of Lands' End men's, women's and kid's apparel plus an assortment of footwear, accessories and home fashions. Lands' End catalog and Web site will continue to carry its current full assortment.

                           The Lands' End acquisition by Sears Roebuck announced this morning is a cash tender offer transaction totaling $1.9 billion or $62 per share. This represents a 21.5% premium to Friday's closing price and a 26% premium to Lands' End 90 day average price. It is an appropriate price for this high quality company and it is affordable for Sears. The acquisition is expected to close in June following customary regulatory review and receipt of any other required approvals. Shareholders owning approximately 55% of Lands' End have agreed to tender their shares to Sears.

                           Shareholder value is created primarily by accelerating both companies' growth. We are expanding Lands' End product distribution to approximately 870 Sears stores, where it will occupy approximately 15% to 20% of apparel selling space. It will replace brands that are less profitable and are not very relevant to our customers.
                           This transaction is being reviewed with the rating agencies and each will be making a determination of this transaction's effect on their firms respective ratings of our debt. From a balance sheet perspective, it should be noted that Lands' End has no public market debt.

                           In summary, we expect that this acquisition will create significant shareholder value. It is a reasonable and attractive price and clearly within our means. We expect this transaction will be slightly dilutive to break- even in 2002 and 2003 and significantly accretive in 2004. We are, therefore, reiterating our previous comparable earnings per share guidance for 2002 of approximately 17% growth versus 2001.

                           We are excited about this acquisition as we believe it addresses strategic needs for both companies. This transaction brings together two of the great names in American retailing and in the process strengthens both companies and brands. In particular, it gives Sears a compelling point of differentiation and draw in softlines, as well as contributing to the overall positioning for the Full-line Stores. This also allows Lands' End to quickly expand distribution in retail outlets, broadening customer access to this very popular brand.

                           This transaction is clearly a win for both Sears and Lands' End. Lands' End brand strength quality and business capabilities significantly enhance our softlines offerings and we will greatly enhance our overall efforts to fundamentally restructure and reposition our Full-line Stores. So with those remarks, we'd now like to open up the call for questions.

Coordinator                Thank you. At this time, we are ready to begin the
                           question and answer session. One moment please.
                           Our first question is from Daniel Barry of Merrill
                           Lynch. You may ask your question.

D. Barry Good morning Alan. My congratulations on some out of the box thinking.

A. Lacy                    Thank you.

D. Barry I've got tons of questions, but let me ask just sort of over question. I'm curious to know who initiated the deal and is this the beginning of maybe a more aggressive acquisition strategy in the future?

A. Lacy Well I think on the initiation piece, we've had conversations with Lands' End over a period of time now. So this idea has been around for a while. I think the timing as of now is triggered by a number of events, some of which that they can speak to more clearly than I can. So I guess I would say that these are conversations that we've had in the past and we think the timing now is appropriate for both parties. On a go forward basis, needless to say, this is a lot of money for us. It's very affordable by us, but it's a lot of money. I think it's clearly something that strategically we think takes us to another step on our journey to our turnaround of Sears. I wouldn't anticipate anything of this order of magnitude anytime soon. We need to digest this one first and continue to work on our restructuring activity.

D. Barry                   Great, thanks.

Coordinator                Our next question is from Theresa Donahue of
                           Newberger Berman. You may ask your question.

T. Donahue                 Hi guys. Congratulations, strategically. Just
                           being somewhat familiar with Lands' End, I'm wondering if you could address the historic volatility of their earnings and what your expectations are? Then I had a people question.

A. Lacy Okay, yes, they have had some erratic performance as you go back two years ago now. That largely was in the mid-to-later part of the 1990's. And then in the later part of the 1990's, a new management team was assembled with Dave Dyer coming back to Lands' End having been gone for a number of years. In the period of time that he's been back and reassembled a new management team, their performance has improved dramatically and they are now performing in a very consistent and high quality fashion. So we believe that they understand what they did wrong back in that latter part of the 1990's time table and that the business is now well managed and will track consistently going forward.

T. Donahue                 Just to be clear, in terms of the people in the
                           Full-line Store side, there's no change to anyone's position or oversight at this point?

A. Lacy That's correct. I think relative to the Lands' End transaction, the principle person involved in it on the retail side is obviously Kathy Bufano, our new head of softlines. Kathy will be working very closely with the Lands' End management team to basically build the assortments of Lands' End product that we want to be adding to our retail stores. So the Lands' End organization will continue to own clearly the direct channel for their product and they will also continue to own the brand as it's developed and distributed within the retail channel.

T. Donahue                 If I could sneak one more in. Do you have a sense
                           for what the incremental opportunity is of capturing more of the hardlines only shoppers dollars?

A. Lacy We do. I think for purposes of today, what we'll be saying is we anticipate having, needless to say, several hundreds of millions of dollars of Lands' End product sales within Sears stores. We expect several hundred million dollars of incremental sales of apparel beyond what we would otherwise be able to do by having a brand of Lands' End quality and draw and differentiation within our store. Those incremental sales come largely speaking from finally connecting with our hardline shoppers with our apparel offerings, attracting current Land's End customers to Sears to buy more of the product and also attracting new customers overall to Sears and Lands' End because of its retail availability.

T. Donahue                 Thank you.

Coordinator                Our next question is from George Strachan of
                           Goldman Sachs. You may ask your question.

G. Strachan                Thank you. It's George Strachan and Adrienne
                           Shapiro here at Goldman Sachs. Congratulations. I mean this can obviously be a win/win if you can leverage the catalog in the stores and vice versa, but clearly there's a risk here as well Alan in that it would that let's say that you end up cannibalizing the catalog with store sales. I was wondering if you've done any studies on that, if you have any expectations on the risks of cannibalization and what the relative profitability of a sale in store versus through the catalog looks like?

A. Lacy Yes, we've looked at that very closely. Our valuation that led to the price that we paid did assume some cannibalization of the direct channel. We've anticipated some of that in our analysis. But generally speaking, as we've looked at what's happened in the industry in terms of other catalog retailers that have added store distribution, typically what happens is the overall brand grows in revenues. The direct channel, catalog and Internet, often sort of flattens out in terms of its level of performance and the growth typically comes by the expansion of the product into the retail distribution.

                           So looking at other direct merchants that have expanded into retail, we think that we've properly captured some modest risk of cannibalization to the direct channel. We do think that we're going to be able to offset that more than other examples in the past because giving Lands' End access to Sears customers, we think will give the direct channels some additional growth opportunity to counter balance whatever cannibalization might come from an enhanced retail distribution.

                           But we surveyed their customers. We surveyed our customers, both current apparel shoppers as well as current hardlines and non-apparel Sears shoppers. Essentially everybody says that they like the idea and they'll buy more as a result of Lands' End product being available in Sears stores.

G. Strachan                Is there a credit opportunity here? Have you
                           looked at the overlap of the Sears credit file with their active file?

A. Lacy No, we haven't done that degree of data comparison. But the Lands' End organization feels that having a proprietary credit offering will support additional sales within in their channel. It's highly likely that we will do a Lands' End co-branded master card akin to what we've done with the Great Indoors with the co-branded of MasterCard for that format. So clearly the Sears card will be accepted as a payment vehicle at Lands' End and then in addition, we'll develop a proprietary co-branded card for their brand as well.

G. Strachan                Very exciting Alan.  Thank you.

A. Lacy                    Thank you.

Coordinator                Our next question is from Wayne Hood from
                           Prudential. You may ask your question.

W. Hood Yes, Alan. I was just wondering when you talk about accretion and dilution, kind of your assumptions without being specific about margins, I guess, for Lands' End in the next couple of years. Are you thinking maybe they're close to a peak, maybe not? I'm not sure. I mean we've had such enormous improvement over the last couple of years, I just don't know where your thinking is in terms of where they can go from here.

A. Lacy Well generally speaking, we've been very conservative on all of our profitably assumptions and have generally speaking discounted the margins in their channel going forward and also we've been conservative on the margin of the products in our channel. I just realized I didn't ask an element of somebody's previous question on the margin aspect within our stores.

                           In terms of how gross margin is reported, gross margin in retail will be lower than it is in the direct channel because you clearly have all the distribution cost associated in getting the product to store level and then you'll have some seasonal clearance activity in that as well. We believe that we've been conservative versus recent demonstrated history by Lands' End and our forward projections of margin performance.

W. Hood Okay. Then on the funding side of it, is it about a billion and a half of additional funding you'll need? What kind of funding rate do you think you'll see?

A. Lacy I'll let Paul speak to the balance sheet and funding aspect.

P. Liska Yes and you're right. We're figuring, Wayne, that it's going to be anywhere from when we close the transaction $1.4 to $1.6 million of funding that'll be done via a combination. This is all dependent upon market conditions at that point around the closing time of the transaction. But it'll be a combination of ABS debt and some long term debt.

W. Hood                    Okay, thank you.

Coordinator                Our next question is from Bruce Missett of Morgan
                           Stanley. You may ask your question.

B. Missett                 Good morning Alan and my congratulations. I think
                           this should work really well.

A. Lacy                    Thank you.

B. Missett                 My question is what do you do with Lands' End
                           growth at this point? It sounds like as they start to put product in your stores, that's going to be a pretty full time job. What happens to the other things that were on their plate in terms of growing, their catalog business, growing their other outlets?

A. Lacy Well we're going to try to keep their management team very focused on their existing business performance because the bulk of what we're buying here is an ongoing successful business. I mean if you look at where the money goes. Essentially the management team there will be very focused in continuing to do better what they've been doing and then also taking advantage of the additional growth that we're going to provide them through the Sears customer relationship files and so on.

                           Dave Dyer individually will be taking over management responsibility for Sears customer direct businesses as well, sears.com and our smallish catalog operations. I think Dave, managerially, can help us get to maybe a better level than we would otherwise get to. But I think importantly, the Sears organization is getting very good at integrating the direct channel with the store operation, what we've done in terms of buy online, pick up in store, the research capability of sears.com for subsequent purchase in store is all a perspective that we've been building our direct channel around. Then you take their knowledge of building a direct channel around catalog and going to market directly for sales opportunities. We think that there really is very good insights from both parties. With the Lands' End product soon to be in our stores, that store integration piece, we think that the Sears organization can help them think through very effectively and so on.

                           On the products front, we're basically just going to pick out of their assortment. So other than beefing up the order quantity for, as an example, their Oxford dress shirts, to make sure there's enough product volume to both fill the retail pipeline as well as support the direct channel, we do not anticipate distracting their organization that much. It's simply going to be beefing up the order quantity of what they're currently buying. Therefore, their management team can pretty much stay focused on continuing to run their business well and pursuing it's growth opportunity.

B. Missett                 Terrific. So that means when I forget to bring
                           clothes when I'm traveling, I can find that Lands'
                           End store in the airport still?

A.Lacy                     Certainly in Minneapolis you can.  Yes.

B. Missett                 That's good.

A. Lacy                    There may be some others in the future.

B. Missett                 Okay. Thanks Alan.

A. Lacy                    Yes.

Coordinator                Our next question is from Michael Exstein of
                           Credit Suisse First Boston. You may ask your question.

M. Exstein                 Good morning. Thank you. My question is really,
                           you have a lot on your plate already in the stores
                           Alan. Adding this level of complexity could be another challenge. Can you talk about how you're going to deal with that complexity? And also, why the urgency to do a deal now with everything that's going on? Thanks.

A. Lacy Okay. Yes, there is a lot going on in our stores right now. We're now in the middle of the second wave of store process conversions with the third wave to start June 1st. So we're about to reach the point where all the changes in terms of store organizations, store activities and store processes are going to be in full implementation mode. Then the latter part of the second quarter and the third quarter is when the bulk of the changes at a store level take place in terms of the merchandise relays on the things that we've announced over the last several months. We think that this for 2002 has relatively little store level impact. We will be featuring some key items in our store.

                           So the merchandise presentation aspects in the store really don't change that much other than there will be a rack topper that says Lands' End as opposed to a rack topper that said something else that was going to be in that space. So we think that it's just another brand being added to our assortment in stores and mostly a key item fashion this year. As we go forward, the extent to which it's offered will expand.

                           The other store complexity will be the ability to return product to stores from direct channel customers. We think that will be a relatively modest volume and that we can deal with that reasonably well. So there is a little bit of store complexity, but I think, generally speaking, it might be less than you might be thinking.

                           On the reason for doing it now is because now is the time. I think that from their perspective, pursuing retail distribution, they were at a cross roads on that and from our perspective, we view this as a very important step for us strategically and continuing to improve the differentiation and draw of our apparel offerings. So the timing is the timing.

Coordinator                Our next question is from Erik Miller from Goldman
                           Sachs. You may ask your question.

E. Miller                  Yes, thank you. Good morning. Two questions. One
                           regarding financial policies and the other regarding your debt ratings. As it relates to the financial policies, can you talk a little bit about your expectations for the use of free cash flow in the future? Will this slow down your stock buy back program or will you use the free cash to pay down debt? Secondly, could you comment on your debt ratings? In the past, I recall the company had the intimated that single A ratings were an important part of the company's strategy. Is that your target debt rating? Are you comfortable with a BBB or BBB+ rated credit?

P. Liska Okay. First of all, with regard to the share repurchase policy, of course we don't talk about the plan going forward and everything else But you may have noted that we did $427 million in the first quarter. So we have been pretty significantly buyers of our stock in the first quarter. Clearly going forward, and we talk about maybe through the end of the year, we would have to consider a whole bunch of factors, such as economic factors, the price of our stock and our debt ratings and any consideration of future share repurchase but I would tell you that it would be safe to say that this will in the near term put a hold on that.

                           Then with regard to our debt ratings, the rating agencies have different processes with regard to how they go about evaluating and some of them might put you on watch, then at the time of the deal, they'll opine on how it affects our debt rating, and others may do it right away. But we've been in contact with the rating agencies and at the appropriate time they'll come forward with their opinion as to how this impacts our debt ratings.

E. Miller                  Can you just comment as to what your target may
                           be? Are you targeting a single A category rating over the long term? Is this a deviation from your prior strategy or are you just more comfortable with more leverage on the balance sheet?

P. Liska Well we think that we could have more leverage on the balance sheet and it shouldn't necessarily affect our debt rating. However, that's up for the rating agencies to decide how they want to handle that. I would tell you that yes, we would rather have, obviously a single A debt rating, but we would be comfortable going to a BBB+.

A. Lacy I guess this is a matter of quick historical perspective. We were a BBB for the early half of the 1990's. Life was fine in that perspective. We were happy to get back up to a single A rating. Clearly given the credit business that we have, cost of funds is an important cost in our corporation.

E. Miller                  Great.  Thank you.

Coordinator                Our next question is from Bernard Sosnick from
                           Fahnestock. You may ask your question.

B. Sosnick                 Yes. I want to add my congratulations on a
                           brilliant strategic move. The operational issue would entail, as you said, beefing up the ordering at Lands' End. Do you foresee the Sears organizational group managing the inventory flow, managing the reorders, which may be very difficult to do under Lands' End's current method of buying and operations? How would that develop?

A. Lacy I think Bernie, it would be different. I think what would happen and I'll pick men's dress shirts for a minute. There's going to be a quantity buy for the fall season for the combined volume of both retail and direct channel. The direct channel quantities would go through Lands' End existing pick, pack and ship fulfillment capabilities, which by the way, we think we can get broader utilization of within Sears. The retail piece of it will, as soon as it hits the dock in Los Angeles or wherever, would wind up going through our current apparel and softlines distribution for our retail stores. We do anticipate basically bifurcating the order into two different distinct channels in terms of how the product flows.

B. Sosnick                 The real issue is the reorder flow. Do you foresee
                           being able to do that in a retail methodology as compared with Lands' End catalog approach?

A. Lacy Yes, we believe that we can. We're trying to, I mean there are certain seasonal buys etc. that the reorder piece isn't quite as key on, for example swimwear or something like that where you may want to be able to chase it a little bit with a reorder volume. But basically you get what you want to sell through for the season.

                           But they've got some very good relationships with their vendors on keeping their supply chain both good from a work quantity and customer service fulfillment standpoint, but also efficient from a supply chain management perspective. So this is something we've got more work to do on before I can give you a very definitive answer. But we think it's doable. A number of the sources that they work with, we also work with. So we're familiar with a number of the sources that were involved in this. We think that the ability to satisfy both kind of a retail supply chain need as well as a direct-to-customer supply chain need is doable.

B. Sosnick                 Well again, my congratulations.

A. Lacy                    Thanks, Bernie.

Coordinator                Our next question is from Brian James from Loomis
                           Sayles. You may ask your question.

B. James Thank you. When you say that there's a minimal dilution this year and next year, are you basing your cost of capital on just the cost of debt or are you factoring in that you would have made substantial share repurchases with the $1.9 billion that you're spending on this acquisition?

A. Lacy Well we never would have spent $1.9 billion buying back our stock because we're clearly buying earnings capacity and cash flow generation in an acquisition whereas in a share repurchase, we're simply retiring outstanding stock that we have free cash flow to do so with. So I think, if I understood your question right, is a little bit apples and oranges. But the dilution guidance that we gave is based on a cost of debt and it's not based on an opportunity, what might otherwise have happened had we taken some amount of money, not necessarily $1.9 billion and bought back stock.

B. James Okay, just one other question. You say the Lands' End customer is consistent with your hardlines customer demographic profile. Did you just find that your hardlines customer was more upscale than your softlines customer?

A. Lacy I'd say that our softlines customers are also our hardlines customers. But our hardlines customers also go to a higher demographic than we see in the apparel side only. So I'd say that we've got a large number of our shoppers are clearly middle America and middle America shops the whole store. Upper middle America tends to like our hardlines offerings very much so, but have not really engaged as broadly in our apparel offerings as we would like and Lands' End product and their current customer demographics fit that very well.

                           We think once we connect our softlines business better with the millions of hardlines shoppers that like Sears, but just haven't connected with apparel and we also think it's going to be basically attractive for our existing apparel shoppers, that they'll see Lands' End products in the better best in of the assortment offering and they'll view it as a very nice trade up brand for them.

B. James Okay and you said you were going to put this in about 15% to 20% of the apparel square footage that exists now. Is that correct?

A. Lacy                    That's correct, yes.

B. James                   Thank you very much.

A. Lacy That's a little over 5,000 selling square feet will be devoted to Lands' End products when we're fully rolled out and that will not be minimally until fall 2003.

B. James                   Thank you.

Coordinator                Our next question is from Rosemary Sisson of UBS
                           Warburg. You may ask your question.

R. Sisson                  Yes, thank you. Good morning. I wanted to talk a
                           little bit about the purchase price and the funding methodology for the transaction. Alan, you mentioned in your remarks that you think that you paid the right price or a fair price for the company. When I do my back of the envelope numbers because I don't follow Lands' End, I come up with a multiple of about 13.5 times EBITDA. I'm curious if I'm in the right ballpark on that or if you're considering cost synergies going forward, what those might be and relative to what other apparel companies you think that this multiple makes sense.

                           Also, in terms of your funding strategy, why did you choose to do it as an all cash transaction? Thank you.

A. Lacy Okay. Let me start and I'll have Paul chime in here quickly. The Lands' End stock if you look at its value versus its peer group actually had a lower relative multiple than a number of other direct players in the public market. Your EBIT DA multiple is about right in terms of where the transaction is taking place, direct companies don't have a lot of DA. Basically their earnings drive not a lot of depreciation or amortization given the nature of the business, EBITDA multiples tend to be very high. We do have some cost synergies, most notably around sourcing activities both product as well as things like paper. But this is really a revenue driven opportunity. Revenues from our ability to accelerate their growth given our extensive customer relationships and revenues based on extending their brand to our store. So that's where the value capture really comes from. I'll let Paul speak to the other aspects of your question.

P. Liska Yes, first of all, we wanted to use cash in this transaction. We continue to believe that our stock is undervalued. We clearly have the financial flexibility and free cash flow to do it. So it's clearly affordable to do it on a cash basis with Sears. Given the fact, going beyond the fact that we believe our stock is undervalued, a stock transaction would have been dilutive to our shareholders. So for all those reasons, we wanted to use cash on this.

R. Sisson                  Okay, thanks. One more question just to your
                           capital spending needs for the year. You said originally about $1.3 billion. Has that number changed with this transaction?

P. Liska                   No, it won't change at all.

R. Sisson                  Okay. Thanks a lot.

Coordinator                Our next question is from David Lieberman of
                           Peterman Investment Group. You may ask your question.

D. Lieberman               Hi, congratulations on the transaction. Just a
                           quick question. How much revenue do you presently have in the catalog business?

A. Lacy Our customer direct revenues in total expression is about a half a billion dollars. Of that, I'd say roughly speaking $150 million is done through licensees. So we have some licensees that use the Sears name to basically market to our customer files. So not all of that half a billion dollars is on our P&L. But in terms of sort of customer level revenue and our direct customer businesses, it's about a half a billion.

D. Lieberman               How much of that is apparel?

A. Lacy                    Sorry.

D. Lieberman               Do you know how much of that is apparel just off
                           the top of your head?

A. Lacy I'd say about half of the half of billion, roughly speaking. I guess I'd also say I mean what I'm leaving out of that is the impact that the Web has on in-store purchases. If you order online, pick up in store, that counts as a store level revenue item. It doesn't count as online revenue. Likewise, if you research online and then go to the store to buy it, that's also store revenue versus customer direct. So our customer direct influence revenue is substantially more than the half of billion. In fact, it's more like a billion dollars.

D. Lieberman               Okay.  Was this as a result of an auction process or
                           was this a one on one?

A. Lacy That's a question for the Lands' End folks in terms of the process.

D. Lieberman               Okay. Thank you. Are their shares, the 55%, locked
                           up? Do they have to vote for this transaction if there's a superior offer?

A. Lacy They're locked up. If a superior offer is presented, they do have the ability to contemplate it. But we have certain rights in that arrangement to basically come back and match and there's also a break up fee involved in the transactions if for some reason something else happens.

D. Lieberman               What size is the breakup fee?

A. Lacy                    Four percent.

D. Lieberman               Four percent. Thank you.

Coordinator                Our next question is from Larry Robbins from
                           Glenview Capital. You may ask your question. Mr.
                           Robbins, your line is open. You may ask your questions.

A. Lacy Operator, we're going to take about two more questions and then we're going to have to cut off I'm afraid. We've got a lot to do this morning.

Coordinator                Thank you. Our next question then is from Philippe
                           Goosens of CSFB. You may ask your question.

P. Goosens                 Good morning Alan. A couple of questions here.
                           There have been some recent articles in the press that were rather critical on J. Crew and its aggressive store expansion program. Can you just share with us what degree of an overlap there exists between the traditional Lands' End customer and a J. Crew customer? Then also, in how many malls you currently overlap?.

                           The second question I had is if you could briefly comment on how the Lands' End merchandising is going to impact not only your Canon River Blues merchandizing, but also how it might impact your relationship with Levi? Thanks.

A. Lacy Okay. In no particular order of your questions, I guess, national brands still very important to us. Levi is still a very important brand to us. So I think that we anticipate still having very much a blend of national brand and proprietary brand as we go forward. In terms of the impact on our other internal propriety brands right now, we view our lead brands on a proprietary basis to soon to be Lands' End plus Covington plus Apostrophe and Canon River Blues. We believe that those are our strongest propriety brands. While we will still have others beyond that, your question is specifically on Canyon River Blues. We view that as an important label for us going forward.

                           In terms of J. Crew's troubles. Yes, there have been quite a few of them. I can't speak and probably shouldn't speak to their issues. They do have an even more affluent customer base than Lands' End. It is a significantly higher priced product than Lands' End. Lands' End very much has taken the position within that whole direct channel of offering best quality at better prices, which I would also say is very similar to what we've tried to over time with Kenmore, Craftsman and Die Hard. Those are best products, leaders in their category at very good value for customers. There's about 530 Eddie Bauer stores in the world. We have 870 Full- line Stores. I suspect that there's a high percent overlap there, although I don't know the number exactly. I believe that J. Crew has about 200 stores. So it's much smaller, both as an entity and in terms of the overlap as well.

P. Goosens                 Just one other question, Alan. You referred to the
                           International customer of Lands' End. Does that perhaps in the future provide kind of a new opportunity for you guys to start exploring selective international growth opportunities?

A. Lacy I'd say that they've got a very nice well-established business in the U.K., Germany and Japan. Profitable businesses growing and it's conceivable that supplementing their assortment with certain Sears items could be beneficial. But I think that's a very long term thought at the moment. So I think there's a point at the moment for them to continue to grow those businesses as Lands' End. If it turns out that adding additional products makes sense from the Sears assortment, we may do that.

                           I think that I didn't comment in the presentation, but we think that the Lands' End brand is extendable and that we will be able to perhaps take it a little bit further in home fashions and sporting goods etc and sort of outdoor activities like camping and so on that they might have been able to do so on their own given our product knowledge in some of those categories. So it's conceivable that we could have just as an example, Lands' End branded camping equipment available at Sears that they would also add to their catalog distribution.

P. Goosens                 Great.  Thanks Alan.

Coordinator                Our final question today is from Derek Leckow of
                           Barrington Research. You may ask your question.

D. Leckow                  Thank you. Congratulations.

A. Lacy                    Thank you.

D. Leckow                  Alan, could you clarify what you said about the
                           timing of the Lands' End product roll or in your stores? It think you said you're targeting 20% of your apparel square footage by fall 2003. What percentage do you think you can reach by 2002?

A. Lacy Well 2002 is going to be basically just key item focused, really. So I don't know that I can give you a percentage relative to the fall of 2002. Orders are being placed as we speak for the fall season. We're going to focus primarily on those items that are going to be key items for the Lands' End organization. As you may know, they often get behind a single item very aggressively from a marketing standpoint and that we would like to have those products primarily featured in good depth in our stores. Beyond that, it kind of depends on how quickly we can scale up the vendors to our quantities.

                           But the number once again is between 15% and 20% of our selling square footage in men's, women's and kid's we ultimately see in Lands' End. If we think we'll be pretty close in fall of 2003, although full year effect in 2004.

D. Leckow                  It sounds like you're focusing primarily on the
                           apparel. Are the home products also scheduled to be in the stores as well?

A. Lacy Well they do have some very attractive offerings, particularly in soft home in terms of towels and bedding that we will probably have on the early wave list of consideration along with apparel. But our focus for the most part has been on apparel given our desire particularly to add, draw on differentiation to that part of our store. So there is likely to be some home fashion items that work their way into the assortment as well.

D. Leckow                  Okay, and then my final question relates to the
                           Lands' End Business Outfitters division. What are your plans for that longer term?

A. Lacy That's a great business and we hope that they can continue to grow it very aggressively. I didn't talk about it in my remarks, but they have a very attractively business where essentially they'll do corporate logos for corporations on Lands' End apparel basically to be worn by either selling associates or service technicians or other sales people etc. That's a very nice business for them. It basically works off of their core assortment, but does customization for people that want to have their associates outfitted in a logoed work wear item. So that's a nice business that will continue to grow.

D. Leckow                  So you're not planning to operate that as a
                           separate business? That'll still be under the same management team at Lands' End?

A. Lacy Yes. No, they've done a great job with it and we might place a decent order for them for some Sears associates to wear some of that stuff now. But beyond that we want them to just continue to do what they've been doing.

D. Leckow                  Okay. Thanks a lot.  Congratulations.

A. Lacy Thank you. All right. Well that concludes our call for today. Pam White and Joe Grabowski will be available to you individually through our normal investor relations program channels as we go forward. Once again, we are very excited. We think once again that we bought a great business and Lands' End is a great business with great growth potential that we can accelerate. We also bought a great brand here that will add differentiation and draw us to our Full-line store assortments and that the brand is bigger than the current distribution that is expressed through the direct channels. So we think we can help grow the brand and help grow the business. This is going to be a very good next step for Sears and our journey here as we continue to try to revitalize and reposition our business.

                           So thank you all very much for your interest. We'll get back to you later.